MONTALVO SPIRITS, INC.

April 25, 2013

VIA EDGAR ONLY

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C. 20549

Attention:	Mara L. Ransom

Assistant Director

Re:	Montalvo Spirits, Inc.

Amendment No.2 to Current Report on Form 8-K

Filed February 25, 2013

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Filed February 28, 2013

File No. 333-173537

Dear Ms. Ransom:

Please be advised that the undersigned is the duly-appointed Chief Executive Officer of Montalvo Spirits, Inc., formerly known as Advanced Cloud Storage, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings provided in your letter dated March 18, 2013 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter to the Commission and provide explanation, where necessary. Our responses follow the text of each Staff comment reproduced consecutively for your convenience.

General

1.	Based on your response to comment four in our letter dated February 13, 2013 and your Form 10-Q for the interim period ended December 31, 2012 filed February 19, 2013, we understand that you have elected to continue to use the March 31 fiscal year of the legal acquirer (registrant). As such, please file a transition report on Form 10-K or 10-Q containing the audited financial statements for Casa Montalvo Holdings for the transition period of January 1, 2012 through March 31, 2012. The transition report on Form 10-K is due no later than 90 days (45 days for transitional report on Form 10-Q) after the consummation of the acquisition.

We will file a transition report on Form 10-K containing the audited financial statements for Casa Montalvo Holdings for the transition period of January 1, 2012 through March 31, 2012 as soon as possible. The Issuer is in the process of engaging an independent accounting firm to audit the financial statements of Casa Montalvo Holdings for the requisite period.

Management's Discussion and Analysis of Financial Condition, page 23

2.	We note your response to comment 17 in our letter dated February 13, 2013. Please revise to disclose the amount of funds you anticipate needing to support your plans to grow your business.

We have revised the disclosure on page 23 as follows:

PLAN OF OPERATIONS

Casa Montalvo develops, markets and/or distributes alcoholic beverages, primarily in the United States. We sell our products through a network of established spirits distributors, who are licensed to distribute alcoholic beverages throughout the United States. The Company is federally licensed, maintaining the right to sell to distributors in all markets in the U.S. and globally.

The Company intends to focus on growing the market share of its initial products, the ultra-premium Montalvo line of tequilas, whose expressions include Plata, Reposado, Anejo and Extra-Anejo. We own the Montalvo brand trademark and have exclusive worldwide master distribution rights to the brands.

We intend to grow our business by expanding our portfolio of premium alcoholic beverage brands, including additional spirits categories, as well as beer and wine, through additional importation and distribution contracts of existing brands. In addition, we may choose to develop new brands or acquire existing companies with their own brand portfolios.

To achieve our goal of building a distinctive portfolio of premium craft spirits, we seek to:

•	grow revenues by securing additional independent distributors for Montalvo Tequila in multiple states in the U.S. and potentially in additional countries internationally and by targeted marketing activities. We anticipate such marketing activities will require the Company to expend approximately $750,000. As the independent distributors are generally large, well-recognized companies, the Company feels that accounts receivable financing should be available, though it may not be on favorable terms. We anticipate that increased sales revenues from Montalvo Tequila will contribute to improving our cash flow and provide additional liquidity from operations. The Company may require additional financing through private placements or issuance of notes payable, and there is no assurance that such financing will be available. In the event we are not able to increase our working capital, we will not be able to implement or may be required to delay all or part of our business plan, and our ability to attain profitable operations, generate positive cash flows from operating and investing activities and materially expand the business will be materially adversely affected.

•	explore the potential of developing or acquiring new or existing brands by identifying attractive acquisition candidates, entering into negotiations and reaching agreements with these candidates and obtaining financing to acquire such brands. We estimate we will expend $15,000 to identify brands that are potential acquisition targets and $25,000 discussing and negotiating acquisition terms and drafting preliminary agreements; the funding required to acquire a potential target is too speculative to estimate. We intend to finance our brand acquisitions through a combination of third party financing and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, the pursuit of acquisitions and other new business relationships may require significant management attention. We may not be able to successfully identify attractive acquisition candidates, obtain financing on favorable terms or complete these types of transactions in a timely manner and on terms acceptable to us, if at all.

PRODUCTS

We have an Exclusive Worldwide Distribution Agreement with Destilidora Huerta Real, S.A. de C.V., the producers of Montalvo Tequila. Montalvo, an award winning, ultra-premium tequila brand is a handcrafted, meticulously formulated tequila produced from only the highest quality blue agave plants from the Lowlands of Jalisco, Mexico. Montalvo ensures the brand’s premium quality by handcrafting in small batches, using hand-selected Blue Weber agave plants picked at the peak of maturity and employing a third distillation. Fourth-generation tequila producers Sergio and Carlos Gonzalez Rivera have combined their family’s ancient traditions with modern techniques, resulting in a clean, smooth and memorable tequila. Montalvo is available in four expressions: Plata, Reposado, Añejo and Extra-Añejo.

CUSTOMERS

The U.S. alcoholic beverage industry is a regulated, three-tier system of suppliers, distributors and retailers. The Company currently distributes the Montalvo Tequila brand through a network of independent distributors. The Company also maintains an arrangement with MHW, Ltd., a third-party leading service provider to alcoholic beverage companies, to import the Montalvo brand into the U.S. as well as to sell Montalvo directly to retailers in New York, New Jersey and California. The Company hopes to expand the number of independent distributors in certain existing markets and new markets, when the Company has sufficient funds to maintain a larger marketing campaign.

GOING CONCERN

We have incurred losses from operations of $302,794 and have had limited revenues from operations through the period ended September 30, 2012. Further, the Company has inadequate working capital to maintain or develop its operations, and is dependent upon funds from private investors and the support of certain stockholders.

These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management is planning to raise necessary additional funds through loans and additional sales of its common stock. There is no assurance that the Company will be successful in raising additional capital or in further developing its operations

Liquidity and Capital Resources

We will require substantial additional financing in order to execute our business expansion and development plans and we may require additional financing in order to sustain substantial future business operations for an extended period of time. We currently do not have any firm arrangements for financing and we may not be able to obtain financing when required, in the amounts necessary to execute on our plans in full, or on terms which are economically feasible. If we are unable to obtain the necessary capital to pursue our strategic plan, we may have to reduce the planned future growth of our operations.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Item 4. Controls and Procedures, page 21

3.	Please amend the filing to provide the disclosures required by Items 307 and 308(c) of Regulation S-K related to disclosure controls and procedures and changes in internal control over financial reporting. Please note the disclosures required by Item 308(a) are not required for filings on Form 10-Q. Refer to Item 4 of Form 10-Q.

We have revised the disclosure in Item 4 as follows:

~~The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (SOX). The Company’s internal control over financial reporting is a process designed~~ We carried out an evaluation, under the supervision ~~of the~~ and with the participation of our Company’s Chief Executive Officer and ~~its~~ Chief Financial Officer ~~to provide reasonable assurance regarding~~ , of the ~~reliability of financial reporting~~design and ~~the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.~~

~~As of December 31, 2012, management assessed the~~ effectiveness of ~~the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in SEC guidance on conducting such assessments.~~our “disclosure controls and procedures” (as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on th~~at~~is evaluation, our ~~principle executive officer, also acting as our principle financial officer~~Chief Executive Officer and its Chief Financial Officer concluded that, ~~during~~as of the end of the period covered by this report, ~~such internal~~these disclosure controls and procedures were not effective to ~~detect~~provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Securities and Exchange Commission and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

The conclusion that our disclosure controls and procedures were not effective is due to the inappropriate application of US GAAP rules as ~~more fully described. below. This was due to~~a result of deficiencies that existed in the design or operation of our internal control over financial reporting. ~~that adversely affected our internal controls and that may be considered to be material weaknesses.~~

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board ~~were~~are as follows: (1) lack of a functioning audit committee and lack of a majority of outside directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (4) ineffective controls over period end financial disclosure and reporting processes. ~~The aforementioned material weaknesses were identified by the Company's Chief Financial Officer in connection with the review of our financial statements as of December 31, 2012 and communicated to our management.~~

~~Management believes that the material weaknesses set forth in items (2), (3) and (4) above did not have an effect on the Company's financial results. However, management believes that the lack of a functioning audit committee and lack of a majority of outside directors on the Company's board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in the Company's determination to its financial statements for the future years. We are committed to improving our financial organization. As part of this commitment, we will create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to the Company:~~

~~(i) appointing one or more outside directors to our board of directors who shall be appointed to the audit committee of the Company resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; and (ii) preparing and implementing~~The Company intends to (i) form an Audit Committee that will establish policies and procedures that will provide the Board of Directors a formal review process that will among other things, assure that management controls and procedures are in place and being maintained consistently; (ii) appoint one or more outside directors and (iii) prepare and implement sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The Company anticipates that these actions will remediate the related material weaknesses.

~~Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the lack of a functioning audit committee and a lack of a majority of outside directors on the Company's Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel who have the technical expertise and knowledge will result proper segregation of duties and provide more checks and balances within the department. Additional personnel will also provide the cross training needed to support the Company if personnel turn over issues within the department occur. This coupled with the appointment of additional outside directors will greatly decrease any control and procedure issues the company may encounter in the future. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.~~

Changes in Internal Controls over Financial Reporting

There have been no ~~significant~~ changes in our internal controls over financial reporting ~~that occurred~~ during ~~the transition period ended December 31, 2012 that have~~our last fiscal quarter that has materially affected, or ~~are~~is reasonably likely to materially affect, our internal control~~s~~ over financial reporting.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Alex Viecco

Alex Viecco,

Chief Executive Officer